Filed by MaxLinear, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Entropic Communications, Inc.

Commission File No.: 001-33844

MaxLinear, Inc.

Stifel 2015 Technology, Internet & Media Conference

February 10, 2015

Tore Svanberg	Good morning everyone. Welcome to day two of the Stifel Technology, Internet and Media Conference 2015. My name is Tore Svanberg and I’m a Senior Semiconductor Analyst covering the analog mixed signal semiconductor sector. It’s my pleasure to introduce MaxLinear this morning. With us from the company we have to my far right the company’s Chief Executive Officer, Kishore Seendripu. And to my immediate right we also have Adam Spice, who is the company’s Chief Financial Officer. I know Brian is in the back, Brian Nugent. He is also with us today. The particular format for this session is going to be Q&A or fireside chat without the fireside. And with that, I’m just going to get started. Thank you. So, gentlemen, you reported numbers last night. So I think that would be a good place to start. Just give us a very brief recap of what you reported in Q4 and what your outlook is for Q1.

Kishore Seendripu:	Okay, want to get started, Adam?

Adam Spice:	Yeah, sure. So, yeah, in reporting our numbers last night it really wasn’t I would say much of event because we preannounced with the acquisition that we announced last week of Entropic Communications. So Q4 results for us were in line with expectations. It was $32.5 million in revenue, 61 points of margin which actually was above the guidance that we provided earlier for the quarter. We guided to 60 points, because typically Q4 is a seasonally strong quarter for us in the TV market, so the terrestrial markets which tend to have lower gross margins and influence. So mix influences our margin quite a bit. And as far as opex, we also hit those numbers, actually came in a little light to the opex number. We guided to $17.7. It came in slightly lower than that. And then for Q1, we put our guidance out to show some growth in Q1. We guided $34 to $35. Street consensus was at about $33.8. Margin also will be a little bit better in Q1 than it was in Q4, because again lack of terrestrial mix in Q1, so guided 61 to 62 percent gross margin. So I think all-in-all the earnings were relatively uneventful because they were pretty much in line with people’s expectations and I think the big theme coming out of earnings for us was just kind of the increased confidence that the company has based on our backlog and the forecast from customers that the cable portion of our business is starting to show some better signs of stability and growth again, particularly in the higher channel count modems supporting gigabit speed to the home.

Tore Svanberg...	So, to follow-up on what you just said, Adam, about the cable business I think last night on the call you said that the sort of crossover with multichannel or 24/32 channel by midyear. So could you elaborate a little bit on that and what’s driving that confidence basically?

Kishore Seendripu:	So, thanks, Tore. What I had talked on the call was about how the expected event of the cable DOCSIS 3.0 deploying into a larger bandwidth, more channels being received is crossing over in a way where more than 50 percent of

MaxLinear, Inc.

Stifel 2015 Technology, Internet & Media Conference

February 10, 2015

our shipments in 2015 will be the higher channel count DOCSIS 3.0 receivers. This is primarily driven by the big MSOs basically trying to provision more data bandwidth and now instead of using the older eight channel lesser bandwidth devices they have transitioned over to ordering primarily actually 24 channel devices, which we are very happy about because on the 24 channel devices our competitive position is incredibly strong. We’re the only ones with a single chip product offering in that along with Intel back end so that positions us very, very nicely to have a stronger position in the marketplace as it evolves to higher channel counts and if even the 8 channel count or the 16 channel count.

So we feel really good and the confidence stems from the fact that one of the things is typically we give you how much bookings and backlog we have entering the quarter in terms of the guidance we’re providing. I think we’re closer to the 90 percent range on the bookings. And so, that gives us pretty good confidence.

The other more important one actually, more than cable, is the other big growth driver that we have been talking about is satellite full spectrum capture receivers for the media gateways and the digital outdoor units. And last year we were expecting by the fourth quarter we’ll have ramped to where in 10 percent of our revenues in fourth quarter would come from satellite receivers and that got delayed. But based on the backlog and bookings that we are seeing now, we believe that the 10 percent target we had set for last year fourth quarter, we are in the vicinity of hitting it in Q2 of this year. So because of the lead times we have on these 40 nanometer products we generally have better visibility on these 40 nanometer products because if this ramp were to happen because the customers will have to place orders early on. Obviously, we cannot portend if there are any delays beyond the ones that we already experienced, but we, outside of that based on the backlog, we feel very good about that. And more importantly, the ones who are providing us the backlog, the end customers are the top three operators in the world, satellite operators. So and that’s where we’re positioned really for the advanced platforms. So we are very pleased about it right now.

Tore Svanberg	Thank you for that. If I could just stay on cable for a little bit if you don’t mind and then I’ll come back to satellite, so obviously multichannel is going to be a high percentage share of this year. Beyond that, could you talk a little bit about how you expect the cable market to unfold? I mean I’m thinking about when, at least based on your assessment when would DOCSIS 3.1 potentially become important? Will there be a window where 32 channel could actually be a market for a while? And then in relation to competitors, and I think there’s been some chatter about Broadcom may be chipping, I mean skipping multichannel altogether, going straight to 3.1. So if you could talk a little about the dynamics there, which obviously brings us into 2016 as well.

MaxLinear, Inc.

Stifel 2015 Technology, Internet & Media Conference

February 10, 2015

Kishore Seendripu:	So, a very good question. I think the operators are feeling a lot of pressure from Google fiber and Google is announcing more cities that they’re going to wire with fiber. And so there is enormous pressure on the operators to combat that by offering 2(?) gigabits per second services. So when you go to 32 channel receivers you don’t need to go to DOCSIS 3.1. You can get 1.6 gigabits per second, the data speed into the home in the downstream. What I mean is it’s a unidirectional thing. What DOCSIS 3.1 allows you is it increases the bandwidth in the reverse direction as well so you get more symmetry in the bandwidth. So that’s the key to DOCSIS 3.1.

So the operators are feeling enormous pressure to start rolling out DOCSIS 3.1. There’s been ever more pressure to change standards from DOCSIS 3 to the next generation standard. If you look at the evolution of DOCSIS 2 to DOCSIS 3, that took almost ten years. So if you look at the transition of 3 to 3.1 it’s going to happen within three years. So they’re expecting to launch DOCSIS at least in pilot quantities just to claim the flag here by the end of the year. And really true DOCSIS 3.1 products will not be available for sort of cable apps certification until the end of the year. So despite all the announcements, you know this is going to be late coming.

Remember that there are different operators. There is Comcast, Time Warner, Liberty Global Assets in Europe. But in the US you have Cox, Rogers, and all the other cable operators. Now, all the operators do not have the same appetite for capital expenses as let’s say the big guys. So their view is that why don’t we just get started with the 32 channel gigabit per second services earlier than just wait around for DOCSIS 3.1.

You can see the Cox advertisements on TV. They talk about gigabit services. Well, the only way they can get there is with 32 channel receivers. So what we expect is in the second half of 2015, at least a few operators will start deploying 32 channel receivers. Now we do not know what the major ones will do but definitely there will be a class of operators that will deploy 32 channel receivers.

With regards to DOCSIS 3.1 competitive positioning, I think we’ll have as strong a competitive position as along with the Intel platform than any we have had, even in DOCSIS 3.1. I think the offerings from our platform will be quite compelling. The power will be incredibly lower and there are some challenges in power in DOCSIS 3.1 the competitive platform is struggling with and I think that that’s where we will trump them big time.

So we feel very good about where our execution is on DOCSIS 3.1 and I don’t know if you’re aware but in the end of September last year at the Denver SCTE show you had Arris demonstrating DOCSIS 3.1 using the MaxLinear Intel chipset. So I think we are very well-positioned there.

MaxLinear, Inc.

Stifel 2015 Technology, Internet & Media Conference

February 10, 2015

Tore Svanberg	Very good. Thank you for that. So, coming back to satellite, I think you mentioned on your call last night that you’re sticking to that $15 to $25 million revenue guidance range for the year. I believe that’s something that you all introduced last year. With the delay, I think there were some concerns that maybe you would fall towards the lower end of that range. Now it sounds like you feel a little bit better again. I mean, I don’t know. I’m not going to say it’s going to be back at the higher end of the range but certainly it sounds like you feel more confident in that range. So, can you elaborate a little on that? And if we look at the mix between outdoor units and gateways within that $15 to $25, how do you think it will play out?

Kishore Seendripu:	So I want to characterize it this way. Is $20 million a good gravity point? I think it is a good gravity point. Is it a downside? Can it be $18? Can it be a little bit higher? Yes and either could happen if there’s a delay in the eventual end operator service product. However, I think there’s enough upside to a small downside. I think that’s a good place.

With regard to the ratio between the digital outdoor units and the gateways, the bias is substantially in the direction of the gateways. I’d say more than two-thirds of the revenue will come from satellite gateways and about one-third will come from the digital outdoor units because the way the products were set up for launch was within our own product ramp is that the gateways are preceding the outdoor units about two to three quarters. And so I think that cadence remains in the way the products will flow. But we are seeing no more sort of fits and starts in the way the products are being finalized to ramp with the customers right now. So we feel quite comfortable that the range we have given between $15 and $25 is a good range to talk to.

The other piece is that if there is an upside it’ll come all in the Q4 timeframe because if you think about the ramp, how it starts and how it plays out, really Q3 and Q4 is when it could take off. So it’s really a lead coming(?) ramp if there’s much more than that.

Tore Svanberg	Thank you. The other question that I had is on mix for the year and also on gross margin. I mean I remember when you had that preannouncement end of last year or in Q3 of last year, I was a little bit concerned about the mix for ‘15 with maybe terrestrial being a higher percentage of revenue, at least on a year-over-year basis. Now, with cable and satellite ramping again, it sounds like the gross margin is going to be in pretty good shape. So I don’t know if, Adam, you want to take that question or, Kishore, it’s up to you.

Adam Spice:	No. I think you’re right. I mean our margins are greatly influenced by the mix as I mentioned before. I think that even though with the — I would say we have a 60 to

MaxLinear, Inc.

Stifel 2015 Technology, Internet & Media Conference

February 10, 2015

62 percent long-term range for our margins and we’ve stayed in that range for some time. I think that the challenge is whether you’re kind of towards the low end or the high end of that range. In 2015 I think a lot of it will depend on the mix of satellite. We have some — when you’re ramping an entirely new product family it takes time to dial in your test times and your yields and everything else. And I think that our supply chain team does an awesome job at finding opportunities to raise margins. But we do have some more margin challenged customers versus others in that satellite mix that will be ramping. So but I know that we’re going to be enhancing those margins upfront.

So I think the bigger influence in 2015 on our margins and where we land within that range is really going to be the mix in satellite, how much gateway, how much ODU within gateway, which gateway customers because when we launched a new product we didn’t have a chance to basically optimize for every operator. We basically went out with one flavor that could support multiple operators. And then over time, you dial things in and optimize for each of your major customers.

So I’d say that once you get to 2016, I think you’ll have a very stable, predictable satellite margin contribution. You just kind of have to work your way into it. But not that it’s going to be a bad margin contributor in 2015, not at all. But it’s just going to be not quite what it will be once you kind of get stabilized and can you have a broader family apart.

Tore Svanberg	Now you said that the mix could be different by operator. But I mean would it also be different outdoor versus gateway? I mean would the outdoor be higher versus gateway or no?

Kishore Seendripu:	So I think that at this point we are not breaking out those margins. But I would say that in general there are different kinds of operators. There are operators that are four-channel based. There are six-channel based, there are eight-channel based receivers and 12 channel base receivers. Clearly, we can’t have one chip for every guy. So there is some level of supersized chip to supply all these products.

So we need some time to dial in that. Having said that, we still need to raise the guidance within 60 to 62 percent and I think the terrestrial mix, especially in hybrid TVs, the drag on our gross margin. And as that becomes a smaller proportion of our revenues I think you start seeing a beneficial effect of it. So and then when our infrastructure revenues start kicking into the mix I think you’ll start seeing a in gross margin beyond 2015. So 2015, I think the range is 60 to 62 percent. We feel that we’re going to be in that range through the rest of the year as well.

MaxLinear, Inc.

Stifel 2015 Technology, Internet & Media Conference

February 10, 2015

Tore Svanberg	So the fourth leg of the stool or the fourth vertical if you will is infrastructure and you started investing in that business last year. Obviously, you had the acquisition of Physpeed, sort of accelerating the investment. And I know, Kishore, you’ve talked a little bit about maybe you could start to see some product sampling by the end of the year, even by CES of ‘16 you should probably have a full sample of some key products. So help us understand a little bit how those investments are going at this time.

Kishore Seendripu:	I think I have never been more excited than I am today with all the changes we’re working on and the business development side and how they’re playing out. We started investing organically in wireless infrastructure and the primary, the first target we picked was wireless backhaul. I’d say wireless backhaul is going to be a big, huge growing TAM given that today when you go from macro cell wireless backhaul and in the future when you go to 5G systems with small cell backhaul. I think there’s going to be a huge market.

It’s got phenomenal attributes for differentiation. You’ve got frequencies of operation all the way from 50 gigahertz to 100 gigahertz of frequency operation and incredibly large bandwidth, 10 gigahertz sort of bandwidth perfect for MaxLinear. And then we were doing business development work, cable infrastructure naturally because as the world goes to DOCSIS 3.1 they want to go to all IP based systems. So in their network infrastructure they want to go away from these dumb fiber nodes the last mile point where you get the coax distributes to the home. They want to go into smart nodes. And I think that’s an opportunity we have been heavily engaged because all our top customers are the major players existing.

And the third one we were really engaged in is basically trying to find a way to get into the high speed interconnects driven by optical communications, deep inside data centers, transports, networks, long haul, metro systems and we acquired this company called Physpeed and they come with ready-made products for transimpedance amplifiers, laser drivers, clock and data recovery circuits and now what we’re engaged in is productizing those products. I think next two to three months you’ll start seeing press releases with their products. There is the OFDM conference in March I believe and we will have some press releases then. I think they’re all really positioned and execution at the company is marvelous right now. I mean I’ve never been more happy about it. And I promise by 2016 CES, you will have products announced in wireless backhaul. I have no doubt in my mind about it. So we’re on target. I’d say we have entered sometimes as you grow up there’s a period in time where you sit and marvel, wow, how these guys are executing. I feel that engineering that’s what is going on right now. I think it’s inspiring and really, really awesome right now. I really feel very good about it.

MaxLinear, Inc.

Stifel 2015 Technology, Internet & Media Conference

February 10, 2015

Tore Svanberg	Very good. And how should we think about the ramp of that vertical? If I remember correctly cable was like 20, 25, 50 to 80 in four years. Satellite I think was three last year, 15 to 20 this year. I know you haven’t talked about ‘16 how big it will be. I mean I assume in infrastructure we should expect the ramp to be a little bit more moderate. But.

Kishore Seendripu:	It remains to be seen. Cable was faster. Satellite has been slower. So I would argue that the infrastructure won’t be any slower than the satellite guy(?). It’s taken four years or so and but if you look at our products from the fiber side, we already have products now and they’re shipping small revenue right now. And so I think that over a four year period does it reach? Each of those legs, do they reach $100 million? No. They may reach $50 to $75 million but it should be very strong margin by very, very high gross margin. So if you take all those three product lines and say they contribute $75 million in four years once they start shipping. And when do they start shipping?

If you keep the fiber piece out which will start, which is starting to ship now, we will start shipments in 2017 let’s say, and so three years, three to four years beyond that you can see about $150 to $250 million portfolio of infrastructure revenue. So I think that if you add to that operator revenues and then hopefully the acquisition we’ve announced pending acquisition of Entropic, that comes into the fold. They build the acceleration to the execution of products at the same time we’ll have a broader footprint inside our service, operator service markets, the home connectivity. So together, I see a path to a half a billion dollar revenue company over a four year window. And I think that’s a prospect that’s pretty encouraging for us.

Tore Svanberg	So before I open it up to questions, I want to go to the last topic, which obviously is last week’s announcement that you’re acquiring Entropic. And just very, very briefly give us the details of the proposed acquisition and I guess Kishore what I would like for you to comment on is what has the reaction been so far from your customers after announcing, customers and partners after announcing that acquisition? Details first or, I don’t know.

Adam Spice:	I think details are pretty straightforward. So when we announced the transaction it’s $1.20 per share in cash Entropic shareholders would receive. And then for every share that they own of Entropic they’ll get 0.22 shares of MaxLinear stock. These deals have to go through kind of the typical or customary approvals, including shareholder votes. So if you look at it timing-wise, we expect this deal to close sometime in the second quarter of this year. We also talked about significant synergy opportunities in the deal. We pointed to $20 million plus cost savings opportunities in the full calendar year 2016. We anticipate being able to get to those, a significant amount of those pretty quickly.

MaxLinear, Inc.

Stifel 2015 Technology, Internet & Media Conference

February 10, 2015

So we will work our way into it but as we enter 2016 you should expect us to be on that full run rate of the $20 million annual savings. Those $20 million annual savings didn’t include anything on the cost of sales line and we also think there are great opportunities there to unleash our operations team to go to get more cost efficiencies out of the supply chain, both on the wafer foundry side of things, the assembly test, package selection, getting dialing test times and so forth.

So we’re actually pretty excited about the opportunities there to create more value to shareholders through the combination. And it gives us scale, gives us a platform that gives us a way to get — one thing about that deal is we want to make sure that investors and partners know this doesn’t change the focus. I mean Kishore’s focus definitely is we’re taking the company into these longer cycled infrastructure initiatives. But at the same time, this deal allows us to really kind of support our core broadband franchise of a business and get to where we’re going with a much more attractive P&L, because there’s always been the tradeoff of growth versus profitability. I think this way we make a nice balance between profitability and growth as we get to where we ultimately want to go.

Kishore Seendripu:	So I think the way I would like you to think about the company is if you fast forward three years out or three to five years out, let’s assume even three years, you will see the company’s business is basically comprised of operator class service, broadband service provider end market and then you will have the infrastructure markets which are kind of service providers but not necessarily in the traditional sense of it. So the entire portfolio of the company is going to be a very broad-based analog RF mixed signal size leadership sort of products.

And if you look at Entropic’s products there are two categories to it. There is one that is heavily analog RF mixed signal focused, which is basically the MoCA connectivity. They are the world leaders, innovators and inventors of MoCA. And then, you have the analog channel stacking and they were the innovators and inventors of that as well. And those two are heavily analog RF mixed signal products. And then DSP capabilities. And if you look at what we’re doing across infrastructure markets, that’s exactly the capability you need. You need high frequency capability. You need broadband signal processing capability. You need high quality of service, high speed mac capability. And then you also need modem capabilities. I think you get all those pieces in one place and so it’s really, really synergistic.

The one piece of Entropic outside of the analog RF mixed signal focus is they’ve been investing in these video SoC products and they’ve announced restructuring associated with that. That’s purely they are in harvest mode of the revenues, that the SoC generates and we are not digressing from the strategy. Our strategy is the same, to be a broad based analog RF mixed signal leader, to take the video SoC products and harvest them, divert the extremely capable software engineering capabilities that they bring with it and bring it to more application specific infrastructure market.

MaxLinear, Inc.

Stifel 2015 Technology, Internet & Media Conference

February 10, 2015

So I think that it looks great and scale is one part of it. But the scale actually is even more valuable while providing the operating margins, getting the leverage in the revenues and while investing in this really exciting $2 billion SAM that these infrastructure markets that we are now targeting would require. I think that’s what is nice about it.

When we go to customers, obviously the customers, the Intel platform customers are really excited. We were disparate suppliers. There was Entropic, there was MaxLinear and the WiFi guys. And so the Intel guys had to spend a lot of effort getting all of us to agree on every piece of everything. Now it will be sort of a two player thing, all the front ends being aggregated in one company and all the digital things aggregated in one company. It’s perfect. We both do that incredibly well and that will be a phenomenal partnership.

Customers, we share almost all the customers. If you really leave out our hybrid TV customers that Entropic never addressed and then if you leave out their, some peripheral products that they’ve been selling on the MoCA side, sort of adaptor type products on the retail side, we have almost like a 90 percent customer overlap and that’s good because today your customers want your suppliers to be strong because they want to know you’re there tomorrow and you’re investing and growing and you are going to have a great technology portfolio to support them. I think they’re very excited and the number of congratulations I’ve gotten from all our common customers is quite gratifying.

Tore Svanberg	Very good. So with that, we’ll open it up to questions from the audience. No questions? So I’ll keep going. Can you talk a little bit about the price you paid? I mean from my perspective 0.8 times sales, it’s a fairly low multiple. And I’m just purely looking at M&A in the semiconductor space in the last 18 months and a lot of their multiples were much higher. Obviously, Entropic was sort of in a restructuring mode. So I’m sure you took advantage of that. But beyond that, I mean from my perspective how were you able to get such a good price?

Adam Spice:	I think we — For us, I think we were a uniquely positioned company to take advantage of the consolidation, like the opportunity to bring the companies together and realize benefits to our customers and our partners. I think proximity is an important piece of that. We’re both San Diego located companies. I think Kishore mentioned the fact that there’s a lot of commonality amongst the RF mixed signal engineering talent within the two companies. So I think if you look at other companies that may have been interested in that asset, I think we just happened to be particularly positioned well for all those elements actually. Just the deal made a lot of sense for us. I can’t speak for other people and kind of how

MaxLinear, Inc.

Stifel 2015 Technology, Internet & Media Conference

February 10, 2015

they saw value or didn’t see value. But, again, we’re very excited about the fact that we can really leverage those resources and kind of deliver pretty interesting solutions to the market and at the same time create value for our shareholders in the process.

Kishore Seendripu:	I want to make this point is that Entropic shareholders become MaxLinear shareholders. And the synergies that we will generate all the shareholders will be able to participate in that. I think ultimately both the companies are taking a bet that the one plus one is eleven and that both shareholders will benefit from this. So I don’t know how — what is good or what is a good deal or not a good deal. It’s what’s going to happen afterwards that’s going to determine the outcome of the deal. And I think we are convinced that we are going to create value for all our shareholders. So that’s the perspective I look at it from.

Q:	Does your model assume that the revenue base that you’re acquiring…?

Kishore Seendripu:	I think different components of the business. Entropic does not report, what do you call, they don’t break down their revenues. I think just like any business, just like our own business, in MaxLinear’s business, there are some declining pieces and there are some growing pieces and some pieces that need investments to really grow even more. So I’d say in combination, if you go with a two to three year window, we feel that if you exclude the video SoC business, the entire business should be very well-positioned. All the analog RF mixed signal base should be good gross margins, good growth and detract from our goals of growing that part of our business. So I think that the video SoC business naturally if you’re going to invest, you go to harvest. By definition it’s going to go fallow pretty soon.

Adam Spice:	I would say though even on the video SoC side of things those products tend to ship for quite some time. Once a box launches at a major operator they tend to go for three or four years. So they can have actually pretty long tails on them and they’ve, from what they’ve discussed publicly they’ve been pretty active in getting design wins and soliciting business for that. And it’s not like we’re not — we are going to support that business. We’re just not going to develop any new chips. But we’ll certainly continue to market their existing product line.

Tore Svanberg	Any other questions? We only have about 20 seconds left so I wanted to thank Kishore, Adam, Brian for coming to our conference and thank all of you for coming to the MaxLinear session. Thank you.

Adam Spice:	Thank you.

Kishore Seendripu:	Thanks, Tore.

MaxLinear, Inc.

Stifel 2015 Technology, Internet & Media Conference

February 10, 2015

END

Cautionary Note Concerning Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among others, statements concerning our future financial performance (including our current guidance for first quarter 2015 revenue and gross margins, 2015 and 2016 revenue and margin expectations, our future revenue mix and guidance, our long-term revenue expectations (including by product category), our anticipated bookings, and expected range for our margins); trends and growth opportunities in specific product markets for cable, terrestrial, satellite, and other applications; predications with respect to the size of specific product markets, expected releases of new products and opportunities associated with new product offerings; expected cost savings and synergies related to our potential acquisition of Entropic, and our strategy to expand our addressable market, including our recent acquisition of Physpeed and our entering a definitive agreement to acquire Entropic. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results expressed or implied by the forward-looking statements. Forward-looking statements are based on management’s current, preliminary expectations and are subject to various risks and uncertainties. Risks and uncertainties affecting our business, operating results, financial condition, and stock price, include, among others, intense competition in our industry; our dependence on a limited number of customers for a substantial portion of our revenues; uncertainties concerning how end user markets for our products will develop, including end user markets for the cable and satellite applications of our products as well as end user markets for products currently in development; potential uncertainties arising from continued consolidation among cable television operators; integration risks associated with our acquisition of Physpeed; our ability to develop and introduce new and enhanced products on a timely basis and achieve market acceptance of those products, particularly as we seek to expand outside of our historic markets; potential decreases in average selling prices for our products; limited trading volumes; risks relating to intellectual property protection and the prevalence of intellectual property litigation in our industry, including pending litigation against us by a third party with the United States International Trade Commission and in United States District Court in Delaware; our reliance on a limited number of third party manufacturers; and our lack of long-term supply contracts and dependence on limited sources of supply. Risks relating to our potential acquisition of Entropic include the potential failure of MaxLinear’s or Entropic’s stockholders to approve the proposed merger transaction; the potential failure to obtain regulatory approvals related to the transaction; the challenges and costs of closing, integrating, restructuring, and achieving currently anticipated synergies; the ability to retain key employees, customers, and suppliers of Entropic or MaxLinear while the acquisition is pending and thereafter; and other factors generally affecting the business, operating results, and financial condition of either MaxLinear or Entropic or the combined company. In addition to these risks and uncertainties, investors should review the risks and uncertainties contained in our filings with the Securities and Exchange Commission (SEC), including our most recent Annual Report on Form 10-K for the year ended December 31, 2013; our subsequent Quarterly Reports on Form 10-Q; and our Current Reports on Form 8-K. In addition, when available, investors should review the information to be set forth under the caption “Risk Factors” in MaxLinear’s Annual Report on Form 10-K for the year ended December 31, 2014, which MaxLinear expects to file with the SEC in February 2015. All forward-looking statements are based on the estimates, projections and assumptions of management as of our February 9, 2015 press release announcing results for the fourth quarter and fiscal year ended December 31, 2014, and MaxLinear is under no obligation (and expressly disclaims any such obligation) to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger with Entropic Communications or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger with Entropic Communications, MaxLinear intends to file a registration statement on Form S-4 with the SEC, which will include a preliminary prospectus and related materials to register the shares of MaxLinear Class A Common Stock to be issued in the merger, and MaxLinear and Entropic intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MAXLINEAR, ENTROPIC, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when they are available) and any other documents filed by MaxLinear and Entropic with the SEC at the SEC’s website at www.sec.gov. They may also be obtained for free by contacting MaxLinear Investor Relations at http://investors.maxlinear.com/, IR@MaxLinear.com or by telephone at (760) 517-1112 or by contacting Entropic Investor Relations at http://ir.entropic.com/, ir@entropic.com or by telephone at (858) 768-3852. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Participants in the Solicitation

Each of Entropic and MaxLinear and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of MaxLinear or Entropic security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information regarding Entropic’s executive officers and directors is included in Entropic’s Proxy Statement for its 2014 Annual Meeting of Stockholders, filed with the SEC on April 3, 2014, and its Current Report on Form 8-K, filed with the SEC on November 10, 2014, and information regarding MaxLinear’s executive officers and directors is included in MaxLinear’s Proxy Statement for its 2014 Annual Meeting of Stockholders, filed with the SEC on April 17, 2014 and its Current Report on Form 8-K, filed with the SEC on December 16, 2014. Copies of the foregoing documents may be obtained as provided above. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. The interests of such persons may differ from the interests of MaxLinear or Entropic stockholders generally.